CTPartners Executive Search Inc.
1166 Avenue of the Americas
3rd Floor
New York, NY 10036
December 6, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CTPartners Executive Search LLC (the “Company”) Registration Statement on Form S-1 Filed September 3, 2010 File No. 333-169224
Ladies and Gentlemen:
          In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 PM ET on December 7, 2010, or as soon thereafter as is practicable.
          The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any under the federal securities laws of the United person States.

Very truly yours, CTPartners Executive Search Inc.
By:	/s/ David C. Nocifora
	Name:	David C. Nocifora
	Title:	Chief Operating Officer